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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397


[BNSF LOGO]                                                     NEWS

Contact:  Richard Russack                             FOR IMMEDIATE RELEASE
          (817) 352-6425


          BNSF Urges STB To Reject All Requests for Merger Moratorium
                 And Seeks Timely Consideration, On the Merits,
                        of Proposed Combination with CN

     FORT WORTH, Texas, March 14, 2000 - Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) today filed with the Surface Transportation Board
(STB) a request that the STB deny a petition to adopt a new regulation that would "prohibit the filing of a merger application among two or more Class 1 railroads until at least 36 months have passed since the implementation of a previous merger of Class 1 railroads."

     In its filing, BNSF said the written statements and testimony presented last week in STB's Ex Parte 582 hearings, "clearly demonstrate that the proposed combination of BNSF and CN (Canadian National Railway Company) has significant support from many of the participating shippers and communities who would be most directly affected by the combination. These parties and short-line railroads presented statements on the concrete benefits that a timely-implemented BNSF/CN combination would bring. The record also documents that there is no consensus on the need for, or desirability of, a moratorium, with far fewer than half of all commenters during the hearing supporting this radical change in STB policy.

     "The record further reveals that the U.S. Department of Transportation opposes a moratorium, while the financial community and prominent economists believe that a moratorium on mergers and combinations of Class 1 railroads would not be in the public interest, would itself constitute unwarranted re-regulation, would introduce new regulatory uncertainty, would harm competition in the railroad industry, and would reduce the ability of the railroad industry to attract the capital necessary to invest in infrastructure and improve service to customers."

     In concluding today's filing, BNSF said, "As noted during the closing comments (March 10, 2000) of the Board (STB) members, a decision not to decide is, in fact, a decision to deny the proposal without a hearing and without the facts. BNSF asks for its statutory right to present, along with CN, its proposed combination for a decision on the merits by the Board."

                                    - more -
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BNSF Files Request With STB/ Page Two

     BNSF said its transaction gives the STB a vehicle to address shippers' concerns about the current environment in the context of a specific case. Further, a regulatory change would deny BNSF and CN the opportunity to make their case to their shippers, their shareholders, the financial community and the Board. "The denial of the opportunity to be heard is a denial of fundamental fairness, due process, and the right to a timely hearing. Sound public policy and the law obligate the STB to permit BNSF and CN to file their application.

     "BNSF recommends that the STB establish new ground rules for evaluation of any future merger plans to ensure that the combining railroads do not currently have their own serious service problems and are not likely to have service problems after combining; that they have the financial strength to implement their plans and to continue investing in necessary infrastructure; and that they are not likely to cause operating problems for other railroads or otherwise produce other unacceptable downstream effects. BNSF expects to be able to address these issues fully in its application and the associated proceedings."

     BNSF and CN announced their proposed combination through a new company, North American Railways, Inc., on December 20, 1999. The new combination will offer North American shippers greatly expanded single-line service options and gateway choices. BNSF and CN will guarantee shippers existing or better rail service over their railroads after they have combined, and will also guarantee route options for shippers. Both railroads provide the best service in the rail industry today. They have filed a petition with the STB seeking a 365-day schedule for the agency's review of their proposed business combination.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway, BNSF operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

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North American Railways and CN have filed a registration statement on Form F-
4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by the companies about the combination, because they contain important information. These documents may be obtained for free at the SEC's
Web site, www.sec.gov .  Other filings made by the companies on Forms 10-K, 10-Q
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and 8-K may be obtained for free from our Corporate Secretary's office, 817-352-
6856.